March 21, 2024

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Laura McKenzie

Re:	Via Renewables, Inc. Schedule 13E-3/A filed March 19, 2024 File No. 005-88272

Dear Ms. McKenzie:

Set forth below is the response of Via Renewables, Inc. (the “Company,” “we,” “us” or “our”), to the comment received from the staff of the Division of Corporation Finance, Office of Mergers & Acquisitions (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated March 20, 2024, relating to the Company’s Schedule 13E-3/A (File No. 005-88272) (the “Schedule 13E-3/A”) filed by the Company and the other filing persons with the Commission on March 19, 2024, which comments make reference to the Preliminary Proxy Statement on Schedule 14A (File No. 001-36559) (the “Amended Preliminary Proxy Statement”) filed by the Company with the Commission on March 19, 2024.

For your convenience, the Company’s response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise noted, the page numbers in the below response refer to pages in the Amended Preliminary Proxy Statement. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Preliminary Proxy Statement.

United States Securities and Exchange Commission
March 21, 2024

Schedule 13E-3/A filed March 19, 2024

General

1.
In your Schedule 13E-3 and Preliminary Proxy Statement filed February 12, 2024, and the amendments thereto filed March 12, 2024, you disclosed that Merger Sub is a wholly owned subsidiary of Parent and that the Company would survive the Merger as a direct, wholly owned subsidiary of Parent, with all shares of Class A Common Stock to be wholly owned by Parent. We note that in the amendments to Schedule 13E-3 and the Preliminary Proxy Statement filed March 19, 2024, your disclosure now states that Merger Sub is “a subsidiary” of Parent and that Mr. Maxwell will beneficially own 100% of the common stock of the Surviving Corporation. Please clarify the current and post-transaction ownership of Merger Sub and the Surviving Corporation and explain any changes to such corporate structure, or advise. Additionally, if Merger Sub is no longer a wholly owned subsidiary of Parent, we note that the statement on pages 2 and 65 that “Mr. Maxwell, through his ownership of Parent, is the sole beneficial owner of Merger Sub” is misleading and should be corrected to reflect the current ownership of Merger Sub.

RESPONSE:          In furtherance of the phone conversation (the “Phone Conversation”) that representatives of Jones Walker, LLP had with members of the Staff on March 21, 2024, we respectively advise the Staff that:

•
the revisions to the disclosure referenced above were intended to be clarifying changes only and were not intended to reflect a change in the structure of the Transactions, including the Merger, or the pre- and post-transaction corporate structures of the Company, Parent, Merger Sub and the Surviving Corporation, as applicable;

•
there have been no changes in the Merger or pre- and post-transaction corporate structures of the Company, Parent, Merger Sub and the Surviving Corporation, as applicable, between the Schedule 13E-3 and Preliminary Proxy Statement filed February 12, 2024 and the amendments thereto filed March 12, 2024, and the amendments to Schedule 13E-3 and the Preliminary Proxy Statement filed March 19, 2024;

•	Merger Sub is currently a wholly owned subsidiary of Parent; and

•
if the Merger is consummated, Mr. Maxwell will individually directly own approximately 23.2% and Parent will directly own approximately 76.8% of the shares of issued and outstanding Class A Common Stock of the Surviving Corporation and Parent will own all of the issued and outstanding shares of Class B Common Stock of the Surviving Corporation; therefore, if the Merger is consummated, Mr. Maxwell will, through his individual ownership and full, indirect ownership of Parent,  become the beneficial owner of all of the issued and outstanding Class A Common Stock and Class B Common Stock of the Surviving Corporation.

Furthermore, in response to the Staff’s comment, as clarified during the Phone Conversation, we respectfully advise the Staff that the disclosure related to the above in the Schedule 13E-3/A and Amended Preliminary Proxy Statement accurately reflects the current and post-transaction ownership of Merger Sub and the Surviving Corporation.

*          *          *          *          *

United States Securities and Exchange Commission
March 21, 2024

Should you have any further questions or comments regarding the foregoing, please contact Clint Smith of Jones Walker LLP at (504) 586-8429 or csmith@joneswalker.com.

Very truly yours,

Via Renewables, Inc.

By:	/s/ Mike Barajas
Name:	Mike Barajas
Title:	Chief Financial Officer

cc:
Christina Chalk (U.S. Securities and Exchange Commission)
Barbara Clay (Via Renewables, Inc.)
Special Transactions Committee of the Board of Directors (Via Renewables, Inc.)
Clint Smith (Jones Walker LLP)
Curtis R. Hearn (Jones Walker LLP)
Alexander N. Breckinridge V (Jones Walker LLP)
Thomas D. Kimball (Jones Walker LLP)
Darrell Taylor (Cokinos Young)